Filed by Brocade Communications Systems, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Foundry Networks, Inc.
Commission File: 000-26689
FOR IMMEDIATE RELEASE

CONTACTS
Media Relations – Brocade	Investor Relations – Brocade	Industry Analysts – Brocade
John Noh	Alex Lenke	Kathryn Craig
Tel: 408-333-5108	Tel: 408.333.6758	Tel: 832.230.2249
jnoh@brocade.com	alenke@brocade.com	kcraig@brocade.com
Customers Give Brocade High Marks for Its Planned
Acquisition of Foundry Networks
Customers See New Position for Brocade as a Leader in End-to-End, Next-
Generation Networking Solutions
SAN JOSE, Calif. — Sept. 17, 2008 — Nearly 85 percent of networking and storage customers polled said they believe that Brocade’s intent to acquire Foundry Networks will result in the company becoming a strong and viable provider of end-to-end networking solutions that would seriously challenge incumbent vendors. TheInfoPro®, an industry research firm who taps into “the direct voice of the customer”, independently conducted the Brocade-commissioned survey to better understand customer sentiment regarding the proposed $3 billion acquisition. In general, some 60 percent of those surveyed said that they were either “very favorable” or “favorable” about the deal with less than three percent saying they had negative sentiment to it.
The survey results delivered the strongest validation to-date for the planned acquisition, which Brocade announced on July 21, 2008. In the survey, customers were asked a number of questions
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about the proposed combination to assess how it might impact the current and future vendor landscape in the networking and data center industries, including questions about which vendor would be best positioned to deliver on the promises of future technologies. On these questions the respondents ranked Brocade — post the Foundry acquisition — second among all networking vendors as “best suited to be the vendor of choice” for next-generation networking technologies.
Brocade commissioned TheInfoPro to develop the questions and conduct the survey. TheInfoPro polled more than 230 networking and storage professionals across a number of vertical markets with revenues ranging from less than $500 million to more than $40 billion per year. The survey comprised both multiple choice and open-ended questions.
“We are extremely pleased with the survey results because real customers are the best validation point that our acquisition strategy was right on the mark. The data supports the same type of feedback we have gotten from our OEMs and other key industry partners,” said Tom Buiocchi, vice president of Worldwide Marketing at Brocade.
Brocade executives will discuss the survey results as well as its strategy and expectations regarding the proposed acquisition as part of its Analyst Day being held today in San Jose at the Fairmont Hotel. The event begins at 8:30 a.m. (PT) and will conclude at approximately 1:30 p.m. (PT). All presentations will be available via live webcast at http://www.brcd.com. A replay of the event will also be available at http://www.brcd.com.
The acquisition is subject to approval by Foundry’s stockholders and certain other closing conditions, and is expected to close in the fourth quarter of calendar year 2008.
Cautionary Statement
This press release contains statements that are forward-looking in nature, including statements regarding the expected benefits of the acquisition and the anticipated market position of the combined company. These statements are based on survey results conducted by a third party and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the risk that the transaction does not close; the difficulty of integrating the business, operations and employees of the two companies; and the rapidly changing landscape for enterprise and service provider networking and data centers and related products and services. Certain of these and other risks are set forth in more detail under “Item 1A. Risk Factors” in Brocade’s Quarterly Report on Form 10-Q for the quarter ended April 26, 2008 and in Brocade’s Registration Statement on Form S-4 filed with the SEC on August 26, 2008. Brocade does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.
About Brocade
Brocade is the leading provider of data center networking solutions that help organizations connect, share, and manage their information in the most efficient manner. Organizations that use Brocade products and services are better able to optimize their IT infrastructures and ensure compliant data management. For more information, visit the Brocade Web site at www.brocade.com or contact the company at info@brocade.com.
Additional Information
In connection with the proposed acquisition of Foundry, on August 26, 2008, Brocade filed a Registration Statement on Form S-4 that includes a proxy statement/prospectus for Foundry stockholders in connection with the transaction. Investors and security holders are urged to read the Registration Statement on Form S-4 and the related proxy/prospectus because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Brocade Investor Relations at (408) 333-6758 or Foundry Investor Relations at (408) 207-1399. Investors and security holders may obtain free copies of the documents filed with the SEC on Brocade’s website at www.brcd.com or Foundry’s website at www.foundrynet.com/company/ir/ or the SEC’s website at www.sec.gov.
Foundry and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Foundry in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Foundry is also included in Foundry’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2008.
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